Contact

www.linkedin.com/in/ashgopi
(LinkedIn)

Top Skills

Artificial Intelligence (AI)

Leadership

Life Sciences

Languages

English (Native or Bilingual)

Hindi (Native or Bilingual)

Malayalam (Full Professional)

Kannada (Full Professional)

Tamil (Full Professional)

Honors-Awards

Robert Dirks Molecular Programming
Prize

Outstanding ECE Dissertation Award

Publications

Photonic-Plasmonic Scattering
Resonances in Deterministic
Aperiodic Structures

Quasi-periodic distribution of
plasmon modes in two-dimensional
Fibonacci arrays of metal
nanoparticles

Spatial and spectral detection
of protein monolayers with
deterministic aperiodic arrays of
metal nanoparticles

Engineering and mapping nanocavity
emission via precision placement of
DNA origami

Electromagnetic coupling and
plasmon localization in deterministic
aperiodic arrays

Patents

Deterministic aperiodic patterned
dielectric and plasmonic materials
for localized electromagnetic field
enhancement

Ashwin Gopinath

Co-founder and CTO, Biostate.ai | Prof. @ MIT
Palo Alto, California, United States

Experience

Biostate AI
Co-founder and CTO
June 2023 - Present (1 year 7 months)
Palo Alto, California, United States

Ashwin Gopinath
Angel Investor
October 2022 - Present (2 years 3 months)

Massachusetts Institute of Technology
Assistant Professor
August 2019 - Present (5 years 5 months)

iuno.bio
Co-Founder
August 2021 - Present (3 years 5 months)
San Francisco Bay Area

SomaLogic
Senior Director
August 2022 - March 2023 (8 months)

Palamedrix (acquired by Somalogic (NASDAQ: SLGC))
Co-founder and CTO
July 2020 - July 2022 (2 years 1 month)
San Diego, California, United States

Caltech
Visiting Faculty
August 2017 - June 2022 (4 years 11 months)

X, the moonshot factory
Research Scientist
February 2017 - September 2019 (2 years 8 months)
Mountain view

California Institute of Technology
Senior Research Scientist
June 2010 - February 2017 (6 years 9 months)
Pasadena

Boston University
Research Assistant
September 2005 - April 2010 (4 years 8 months)
Boston

National Centre for Biological Sciences
Research Assistant
January 2005 - July 2005 (7 months)

_____

Education

Boston University
Ph.D., Electrical and Computer Engineering · (2005 - 2010)

Visvesvaraya Technological University
B.E, Electrical Engineering · (2001 - 2005)

Kendriya Vidyalaya
 · (1991 - 2001)